[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]



September 12, 2006



VIA EDGAR AND FACSIMILE

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

         RE:      IRONCLAD PERFORMANCE WEAR CORPORATION
                  RESPONSES TO STAFF COMMENT LETTER DATED AUGUST 16, 2006 REGISTRATION STATEMENT ON FORM SB-2 (FILE NO. 333-135288)

Dear Mr. Owings:

         On behalf of Ironclad Performance Wear Corporation (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated August 16, 2006 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. For your convenience, each of our responses is preceded with a bold-face recitation of the corresponding comment set forth in the Comment Letter. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

         Concurrently with the filing of this correspondence, the Company is filing with the Securities and Exchange Commission Amendment No. 2 to Registration Statement on Form SB-2 (the "SB-2 AMENDMENT"), to revise and supplement the disclosure as requested by the Staff in the Comment Letter.

GENERAL

1. PLEASE FILE AN AMENDMENT WITH FINANCIAL INFORMATION FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2006 PRIOR TO REQUESTING EFFECTIVENESS IN ACCORDANCE WITH ITEM 310(G) OF REGULATION S-B.

         In accordance with the requirements set forth in Item 310 of Regulation S-B, the SB-2 Amendment includes financial information for the six months ended June 30, 2006.



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           office > 818.444.4500 fax > 818.444.4520 www.biztechlaw.com

Securities and Exchange Commission
September 12, 2006
Page 2


TRADEMARKS, PAGE F-20

2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 6. PLEASE TELL US HOW YOU CONSIDERED THE GUIDANCE IN PARAGRAPH 10 OF SFAS 142 IN DETERMINING THAT THE VALUE OF THESE INTERNALLY GENERATED INTANGIBLE ASSETS SHOULD BE CAPITALIZED RATHER THAN EXPENSED, IN PARTICULAR FOR THOSE ASSETS THAT YOU BELIEVE ARE INDEFINITE-LIVED.

         The trademarks recorded as having indeterminate lives are trademarks of the Company name and logo that do not expire. These trademarks will exist as long as the Company exists and would likely continue on if the trademarks were sold. The costs recorded for these trademarks include only the legal and filing fees for registering the trademarks. The costs are identifiable and do not include internally generated costs of developing, maintaining or restoring the trademarks. On this basis, the Company concluded that the guidance in paragraph 10 of SFAS 142 (with respect to expensing these costs when incurred) does not apply.

                                    * * * * *

         The Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

         o staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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
Securities and Exchange Commission
September 12, 2006
Page 3


         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone Thomas Walsh, the Company's Chief Financial Officer at (310) 577-5820 or me at (818) 444-4506.




                                            Sincerely,



                                            /s/ Albert P. Asatoorian
                                            ------------------------------
                                            Albert P. Asatoorian

cc:      David Mittelman, Legal Branch Chief
         John Fieldsend
         Eduard Jaeger
         Thomas Walsh